Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-14 of this exhibit concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the second quarter of 2018 and six months ended June 30, 2018, has been derived from TOTAL’s unaudited consolidated balance sheets as of June 30, 2018 and unaudited statements of income, comprehensive income, cash flow and changes in shareholders’ equity and business segment information for the second quarter of 2018 and six months ended June 30, 2018 presented on pages 15-22 and 35-46 of this exhibit. The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2018.

A.	KEY FIGURES

2Q18	1Q18	2Q17	2Q18 vs 2Q17	in millions of dollars except earnings per share and number of shares	1H18	1H17	1H18 vs 1H17
52,540	49,611	39,915	+32%	Non-Group sales	102,151	81,098	+26%
				Adjusted net operating income from business segments(a)
2,687	2,183	1,359	+98%	• Exploration & Production	4,870	2,741	+78%
193	115	95	+103%	• Gas, Renewables & Power	308	156	+97%
821	720	861	-5%	• Refining & Chemicals	1,541	1,884	-18%
478	367	433	+10%	• Marketing & Services	845	734	+15%
1,103	484	310	x3.6	Net income (loss) from equity affiliates	1,587	858	+85%
1.38	0.99	0.79	+75%	Fully-diluted earnings per share ($)	2.38	1.92	+24%
2,646	2,568	2,485	+7%	Fully-diluted weighted-average shares (millions)	2,608	2,471	+6%
3,721	2,636	2,037	+83%	Net income (Group share)	6,357	4,886	+30%
3,787	6,724	4,205	-10%	Investments(b)	10,511	7,883	+33%
1,274	2,585	360	x3.5	Divestments(c)	3,859	3,258	+18%
2,513	4,139	3,845	-35%	Net investments(d)	6,652	4,625	+44%
2,780	2,620	3,949	-30%	Organic investments(e)	5,400	6,893	-22%
333	3,474	52	x6.4	Resource acquisitions(f)	3,807	64	n/a
6,246	2,081	4,640	+35%	Cash flow from operations	8,327	9,341	-11%
				Of which:
(856)	(3,222)	(268)	n/a	• (increase)/decrease in working capital(g)	(4,078)	(322)	n/a
(398)	(298)	(247)	+61%	• financial charges	(696)	(462)	+51%

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below and page 12 for further details.
(b)	Including acquisitions and increases in non-current loans.
(c)	Including divestments and reimbursements of non-current loans.
(d)	“Net investments” = investments - divestments - repayment of non-current loans - other operations with non-controlling interests.
(e)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 12 of this exhibit.
(f)	“Resource acquisitions” = acquisition of a participating interest in an oil and gas mining property by way of assignment of rights and obligations in the corresponding permit or license and related contracts, with a view to producing the recoverable oil and gas.
(g)	The change in working capital as determined using the replacement cost method was $(153) million in 2Q18, $(3,289) million in 1Q18, $(694) million in 2Q17, $(3,442) million in 1H18 and $(680) million in 1H17. For information on the replacement cost method, refer to the second paragraph of “B. Analysis of business segment results”. See also “C. Group results — Cash flow”.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

1

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 35-43 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

As of January 1, 2018, the reporting of the cash flow from operations at the segment level changed due to the transfer of financial charges to the Corporate segment. The Corporate segment includes the Group’s holdings operating and financial activities. As a result of this change in reporting, the 2017 comparative information has been restated at the segment level.

B.1.	Exploration & Production segment

•	Environment — liquids and gas price realizations*

2Q18	1Q18	2Q17	2Q18 vs 2Q17		1H18	1H17	1H18 vs 1H17
74.4	66.8	49.6	+50%	Brent ($/b)	70.6	51.7	+37%
69.5	60.4	45.1	+54%	Average liquids price ($/b)	65.3	47.1	+39%
4.49	4.73	3.93	+14%	Average gas price ($/Mbtu)	4.61	4.01	+15%
54.3	47.3	35.5	+53%	Average hydrocarbons price ($/boe)	50.9	36.7	+39%

* Consolidated subsidiaries, excluding fixed margins.
•	Production

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Hydrocarbon production	1H18	1H17	1H18 vs 1H17
2,717	2,703	2,500	+9%	Combined production (kboe/d)	2,710	2,534	+7%
1,582	1,481	1,298	+22%	• Liquids (kb/d)	1,532	1,300	+18%
6,176	6,664	6,500	-5%	• Gas (Mcf/d)	6,419	6,696	-4%
2

Hydrocarbon production was 2,717 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2018, an increase of close to 9% compared to the second quarter 2017, due to:

•	+7% due to new project start-ups and ramp-ups, notably Moho Nord, Yamal LNG, Edradour-Glenlivet, Kashagan, Fort Hills, Timimoun and Libra;
•	+6% portfolio effect, mainly due to the integration of Al-Shaheen in Qatar, the Maersk Oil assets, Waha in Libya, and Lapa and Iara in Brazil, which were partially offset by the expiration of the Mahakam permit in Indonesia at the end of 2017;
•	-4% due to heavier seasonal maintenance activity, the PSC price effect[1] and natural field decline.

In the first half 2018, hydrocarbon production was 2,710 kboe/d, an increase of 7% compared to the first half 2017, due to:

•	+7% due to new project start-ups and ramp-ups, notably Moho Nord, Yamal LNG, Edradour-Glenlivet, Kashagan, Fort Hills and Libra;
•	+3% portfolio effect, mainly due to the integration of Al-Shaheen in Qatar, the Maersk Oil assets, Waha in Libya, and Lapa and Iara in Brazil, which were partially offset by the expiration of the Mahakam permit in Indonesia at the end of 2017;
•	-3% due to heavier seasonal maintenance activity, the PSC price effect and natural field decline.

•	Results

2Q18	1Q18	2Q17	2Q18 vs 2Q17	in millions of dollars	1H18	1H17	1H18 vs 1H17
3,398	2,467	2,068	+64%	Non-Group sales	5,865	4,171	+41%
3,773	2,996	1,295	x3	Operating income	6,769	1,191	x5.7
569	641	487	+17%	Net income (loss) from equity affiliates and other items	1,210	677	+79%
46.3%	48.1%	36.2%		Effective tax rate*	47.1%	39.3%
(1,772)	(1,550)	(512)	x3.5	Tax on net operating income	(3,322)	(951)	x3.5
2,570	2,087	1,270	x2	Net operating income	4,657	917	x5.1
117	96	89	+31%	Adjustments affecting net operating income	213	1,824	-88%
2,687	2,183	1,359	+98%	Adjusted net operating income**	4,870	2,741	+78%
575	446	373	+54%	• Including income from equity affiliates	1,021	688	+48%
2,980	5,871	3,448	-14%	Investments	8,851	6,084	+45%
500	2,251	132	x3.8	Divestments	2,751	245	x11.2
2,114	2,057	3,296	-36%	Organic investments	4,171	5,802	-28%

* “Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
** Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

•	$2,687 million in the second quarter 2018, or practically double the second quarter 2017. The Group benefited fully from the increase in hydrocarbon prices, thanks to higher production and lower costs, despite an increase in tax rates over the year to 46.3% in line with increasing hydrocarbon prices.
•	$4,870 million in the first half 2018, an increase of 78% compared to the first half 2017, for the same reasons.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the second quarter of 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $117 million compared to a positive impact of $89 million in the second quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $4,628 million in the second quarter of 2018, an increase of 63% compared to $2,836 million in the second quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and without financial charges in the second quarter of 2018 was $5,115 million, an increase of 43% compared to $3,580 million in the second quarter of 20172, as a result of the increase in hydrocarbon prices, thanks to higher production and lower costs. The Exploration & Production segment generated $5,209 million of cash flow after organic investments in the first half 2018.

1 The PSC “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

2 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 12 of this exhibit.

3

In the first half of 2018, the segment’s cash flow from operating activities excluding financial charges was $8,197 million, an increase of 45% compared to $5,637 million in the first half of 2017. Operating cash flow excluding the change in working capital at replacement cost and without financial charges in the first half of 2018 was $9,380 million, an increase of 36% compared to $6,916 million in the first half of 2017, thanks to the same reasons mentioned in the paragraph above.

B.2.	Gas, Renewables & Power segment

•	Results

2Q18	1Q18	2Q17	2Q18 vs 2Q17	in millions of dollars	1H18	1H17	1H18 vs 1H17
3,268	4,091	2,671	+22%	Non-Group sales	7,359	5,868	+25%
(336)	(37)	48	n/a	Operating income	(373)	13	n/a
128	34	13	x9.8	Net income (loss) from equity affiliates and other items	162	(32)	n/a
(19)	(15)	(24)	-21%	Tax on net operating income	(34)	(61)	-44%
(227)	(18)	37	n/a	Net operating income	(245)	(80)	x3.1
420	133	58	x7.2	Adjustments affecting net operating income	553	236	x2.3
193	115	95	+103%	Adjusted net operating income*	308	156	+97%
79	249	77	+3%	Investments	328	392	-16%
405	78	23	x17.6	Divestments	483	27	x17.9
60	77	68	-12%	Organic investments	136	170	-20%

*Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

Adjusted net operating income for the Gas, Renewables & Power segment was $193 million in the second quarter 2018 and $308 million in the first half 2018, thanks to an increased contribution from the gas business and better performance from new energies, compared to $95 million in the second quarter 2017 and $156 million in the first half 2017.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. In the second quarter of 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $420 million compared to a positive impact of $58 million in the second quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $104 million in the second quarter of 2018, compared to $(100) million in the second quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and without financial charges in the second quarter of 2018 was $177 million, an increase of 43% compared to 124 million in the second quarter of 2017.

In the first half of 2018, the segment’s cash flow from operating activities excluding financial charges was $(75) million compared to $40 million in the first half of 2017. Operating cash flow excluding the change in working capital at replacement cost and without financial charges in the first half of 2018 was $226 million, an increase of 42% compared to 159 million in the first half of 2017.

4

B.3.	Refining & Chemicals segment

•	Refinery throughput and utilization rates*

2Q18	1Q18	2Q17	2Q18 vs 2Q17		1H18	1H17	1H18 vs 1H17
1,734	1,832	1,672	+4%	Total refinery throughput (kb/d)	1,784	1,796	-1%
569	624	574	-1%	• France	597	600	-1%
670	746	684	-2%	• Rest of Europe	708	742	-5%
495	462	414	+20%	• Rest of world	479	454	+6%
83%	87%	81%		Utilization rates based on crude only**	85%	86%

* Includes share of TotalErg, as well as refineries in Africa that are reported in the Marketing & Services segment.
** Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	increased by 4% in the second quarter 2018 compared to the second quarter 2017, notably as a result of higher throughput at SATORP after debottlenecking increased its capacity by more than 10%.
•	was stable in the first half 2018 compared to the first half 2017. Lower throughput in Europe linked to planned maintenance, notably at Antwerp, was offset by higher throughput in the rest of the world.

•	Results

2Q18	1Q18	2Q17	2Q18 vs 2Q17	in millions of dollars, except the ERMI	1H18	1H17	1H18 vs 1H17
34.7	25.6	41.0	-15%	European refining margin indicator - ERMI ($/t)	30.1	40.0	-25%
23,349	21,739	17,347	+35%	Non-Group sales	45,088	35,921	+26%
1,249	656	520	x2.4	Operating income	1,905	1,574	+21%
289	128	148	+95%	Net income (loss) from equity affiliates and other items	417	2,601	-84%
(279)	(104)	(142)	+96%	Tax on net operating income	(383)	(498)	-23%
1,259	680	526	x2.4	Net operating income	1,939	3,677	-47%
(438)	40	335	n/a	Adjustments affecting net operating income	(398)	(1,793)	-78%
821	720	861	-5%	Adjusted net operating income*	1,541	1,884	-18%
404	332	401	+1%	Investments	736	667	+10%
324	25	20	x16.2	Divestments	349	2,760	-87%
386	308	381	+1%	Organic investments	694	603	+15%

*Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

The Group’s European refining margin indicator (ERMI) decreased by 15% from a year ago to $34.7/t in the second quarter 2018, and it decreased by 25% from a year ago to $30.1/t for the first half 2018. Petrochemical margins continue to benefit from a favorable environment, notably in the United States and Asia-Middle East, but margins in Europe were lower compared to a year ago mainly due to an increase in feedstock prices.

In this context, adjusted net operating income for the Refining & Chemicals segment was:

•	$821 million in the second quarter 2018, a decrease of 5% compared to the second quarter 2017.
•	$1,541 million in the first half 2018, a decrease of 18% compared to the first half 2017.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the second quarter of 2018, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $438 million compared to a positive impact of $270 million in the second quarter of 2017. The exclusion of special items in the second quarter of 2018 had a neutral impact on the segment’s adjusted net operating income compared to a positive impact of $65 million in the second quarter of 2017.

5

The segment’s cash flow from operating activities excluding financial charges was $999 million in the second quarter of 2018, a decrease of 49% compared to $1,967 million in the second quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and without financial charges in the second quarter of 2018 was $1,018 million, a decrease of 24% compared to 1,347 million in the second quarter of 2017.

In the first half of 2018, the segment’s cash flow from operating activities excluding financial charges was $(110) million compared to $3,729 million in the first half of 2017. Operating cash flow excluding the change in working capital at replacement cost and without financial charges in the first half of 2018 was $1,938 million, a decrease of 19% compared to 2,378 million in the first half of 2017.

B.4.	Marketing & Services segment

•	Petroleum product sales

2Q18	1Q18	2Q17	2Q18 vs 2Q17	sales in kb/d*	1H18	1H17	1H18 vs 1H17
1,799	1,801	1,760	+2%	Total Marketing & Services sales	1,800	1,744	+3%
1,001	993	1,039	-4%	• Europe	997	1,039	-4%
798	808	721	+11%	• Rest of world	803	705	+14%

*Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 11 of this exhibit); includes share of TotalErg.

Petroleum product sales:

•	increased by 2% in the second quarter 2018 compared to the second quarter 2017, despite the sale of TotalErg in Italy, due to growth in the business, notably in Asia and Africa.
•	increased by 3% in the first half 2018 compared to the first half 2017 for the same reasons.

•	Results

2Q18	1Q18	2Q17	2Q18 vs 2Q17	in millions of dollars	1H18	1H17	1H18 vs 1H17
22,528	21,308	17,831	+26%	Non-Group sales	43,836	35,129	+25%
662	357	360	+84%	Operating income	1,019	734	+39%
107	86	258	-59%	Net income (loss) from equity affiliates and other items	193	288	-33%
(194)	(103)	(123)	+58%	Tax on net operating income	(297)	(231)	+29%
575	340	495	+16%	Net operating income	915	791	+16%
(97)	27	(62)	-56%	Adjustments affecting net operating income	(70)	(57)	+23%
478	367	433	+10%	Adjusted net operating income*	845	734	+15%
310	228	258	+20%	Investments	538	697	-23%
45	228	182	-75%	Divestments	273	218	+25%
205	136	185	+11%	Organic investments	342	280	+22%

*Detail of adjustment items shown in the business segment information starting on page 35 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was:

•	$478 million in the second quarter 2018, an increase of 10% compared to the second quarter 2017, due to volume growth in a context of favorable margins, notably in Africa.
•	$845 million in the first half 2018, a 15% increase compared to the first half 2017, for the same reasons.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the second quarter of 2018, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $97 million compared to a positive impact of $45 million in the second quarter of 2017. The exclusion of special items in the second quarter of 2018 had a neutral impact on the segment’s adjusted net operating income compared to a negative impact of $107 million in the second quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $841 million in the second quarter of 2018, 3.4 times more compared to $251 million in the second quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and without financial charges in the second quarter of 2018 was $646 million, an increase of 4% compared to $624 million in the second quarter of 2017.

6

In the first half of 2018, the segment’s cash flow from operating activities excluding financial charges was $781 million, an increase of 34% compared to $582 million in the first half of 2017. Operating cash flow in the first half of 2018 excluding the change in working capital at replacement cost and without financial charges was $1,076 million, an increase of 2% compared to $1,053 million in the first half of 2017.

C.	GROUP RESULTS

•	Net income (Group share)

Net income (Group share) was $3,721 million in the second quarter of 2018, an increase of 83% compared to $2,037 million in the second quarter of 2017, and $6,357 million in the first half of 2018, an increase of 30% compared to $4,886 million in the first half of 2017.

Adjusted net income (Group share) was:

•	$3,553 million in the second quarter 2018, an increase of 44% compared to the second quarter 2017, essentially due to 52% increase in the contribution of the segments, partially offset by higher net cost of net debt, mainly due to an increase in U.S. dollar interest rates.

•	$6,437 million in the first half 2018, a 28% increase compared to the first half 2017 for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value3.

Total adjustments affecting net income (Group share)4 were:

•	$168 million in the second quarter 2018.

•	-$80 million in the first half 2018.

•	Fully-diluted shares and share buyback

On June 30, 2018, the number of fully-diluted shares was 2,644 million, compared to 2,503 million on June 30, 2017.

Within the framework of the shareholder return policy announced in February 2018, the Group bought back shares in the first half 2018 for cancellation. The buyback is comprised of repurchasing shares issued as scrip dividend to eliminate dilution and additional shares to share with shareholders the benefit resulting from higher oil prices.

•	18.6 million shares repurchased in the second quarter 2018, including additional shares for $299 million.

•	28.4 million shares repurchased in the first half 2018, including additional shares for $589 million.

•	Divestments — acquisitions

Asset sales were:

•	$693 million completed in the second quarter 2018, comprised mainly of SunPower’s sale of its interest in 8point3, and the sale of the Bayport (US) polyethylene plant to the joint venture formed with Borealis and Nova in which Total holds 50%, compared to $207 million in the second quarter of 2017.
•	$2,862 million completed in the first half 2018, comprised mainly of the items above plus the high-cost Martin Linge field in Norway, an interest in Fort Hills in Canada and the marketing activities of TotalErg in Italy, compared to 2,918 million in the first half of 2017.

Acquisitions were:

•	$426 million completed in the second quarter 2018, comprised mainly of offshore assets from Cobalt in the Gulf of Mexico, notably including 20% interest in the North Platte and Anchor discoveries, and an interest in Clean Energy in the United States to expand into marketing natural gas for vehicles.
•	$4,114 million completed in the first half 2018, comprised mainly of the items above plus interests in the Iara and Lapa fields in Brazil, two new 40-year concessions in offshore Abu Dhabi, and the Waha field in Libya.

3 Details shown on page 12 of this exhibit.

4 Details shown on pages 12 of this exhibit.

7

•	Cash flow

The Group’s cash flow from operating activities was $6,246 million in the second quarter of 2018, an increase of 35% compared to $4,640 million in the second quarter of 2017. The change in working capital at replacement cost in the second quarter of 2018, which is the (increase)/decrease in working capital of $(856) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $703 million, was $(153) million compared to $(694) million in the second quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost in the second quarter of 2018 was $6,399 million, an increase of 20% compared to $5,334 million in the second quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and without financial charges in the second quarter of 2018 was $6,797 million, an increase of 22% compared to $5,581 million in the second quarter of 2017.

The Group’s net cash flow5 was $3,886 million in the second quarter 2018 compared to $1,489 million in the second quarter 2017, thanks mainly to a 20% increase in operating cash flow before working capital changes.

In the first half of 2018, the Group’s cash flow from operating activities was $8,327 million, a decrease of 11% compared to $9,341 million in the first half of 2017. The change in working capital at replacement cost in the first half of 2018, which is the (increase)/decrease in working capital of $(4,078) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $636 million, was $(3,442) million compared to $(680) million in the first half of 2017. Operating cash flow excluding the change in working capital at replacement cost in the first half of 2018 was $11,769 million, an increase of 17% compared to $10,021 million in the first half of 2017. Operating cash flow excluding the change in working capital at replacement cost and without financial charges in the first half of 2018 was $12,465 million, an increase of 19% compared to $10,483 million in the first half of 2017.The Group’s net cash flow was $5,117 million in the first half 2018 compared to $5,396 million in the first half 2017. Net investments increased by $2,027 million compared to the first half 2017 due to an increase in completed acquisitions, in line with the strategy of the Group to invest counter-cyclically in 2016-17. This well-timed investment effort was partially offset by a $1,748 million increase in operating cash flow before working capital changes.

D. PROFITABILITY

Return on equity for the twelve months ended June 30, 2018, was 10.9%, an increase compared to the same period a year ago.

in millions of dollars	07/01/2017 - 06/30/2018	04/01/2017 - 03/31/2018	01/01/2017- 12/31/2017
Adjusted net income	12,299	11,150	10,762
Adjusted shareholders’ equity	113,251	111,522	106,078
Return on equity (ROE)	10.9%	10.0%	10.1%

Return on average capital employed was 10.1% for the twelve months ended June 30, 2018, an increase compared to the same period a year ago.

in millions of dollars	07/01/2017 - 06/30/2018	04/01/2017 - 03/31/2018	01/01/2017- 12/31/2017
Adjusted net operating income	13,748	12,428	11,958
Adjusted capital employed	136,356	136,384	125,575
ROACE	10.1%	9.1%	9.4%

5 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

8

E. 2018 SENSITIVITIES*

	Scenario retained	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow
Dollar	$1.2/€	+/- $0.1 per €	-/+ $0.1 B	~$0 B
Brent	$50/b	+/- $10/b**	+/- $2.3 B	+/- $2.8 B
European refining margin indicator (ERMI)	$35/t	+/- $10/t	+/- $0.5 B	+/- $0.6 B

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2018. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

**Assumes constant liquids price differentials.

F. SUMMARY AND OUTLOOK

Supported by inventory reductions and geopolitical tensions, Brent continued to trade at around $70/b at the start of the third quarter, despite the announced increase in production by OPEC. The Group, however, resolutely continues to implement programs to improve operational efficiency and to reduce its breakeven so as to remain profitable whatever the market context.

The Upstream is well positioned to take advantage of the increase in oil prices thanks to production growth which should be above 7% in 2018. It will benefit in the coming months from the start-ups of Kaombo, Tempa Rossa, Ichthys and Egina, which are all strong cash flow generators, as well as ramping production up at recent start-ups like Yamal LNG, Fort Hills and Timimoun.

Since the start of the third quarter, European refining margins have been around $35/t. While still favorable, petrochemical margins are lower in Europe compared to a year ago.

The cost reduction program is on track to surpass the $4 billion objective for the year and reach $4.2 billion of cost savings over the 2014-18 period. The Group confirms that investments (organic and net acquisitions) should be between $16-17 billion in 2018.

Conforming to the announced shareholder return policy, the Group will continue to buy back shares issued as scrip dividend to eliminate dilution. It will also continue to buy back additional shares for an amount of up to $5 billion over the period 2018-20.

9

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2017.

10

OPERATING INFORMATION BY SEGMENT

•	Exploration & Production

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Combined liquids and gas production by region (kboe/d)	1H18	1H17	1H18 vs 1H17
842	886	746	+13%	Europe and Central Asia	864	776	+11%
672	673	656	+2%	Africa	673	646	+4%
681	639	514	+33%	Middle East and North Africa	660	524	+26%
401	371	344	+17%	Americas	386	339	+14%
121	134	240	-49%	Asia-Pacific	128	249	-49%

2,717	2,703	2,500	+9%	Total production	2,710	2,534	+7%

616	724	597	+3%	• Including equity affiliates	670	621	+8%

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Liquids production by region (kb/d)	1H18	1H17	1H18 vs 1H17
332	299	266	+25%	Europe and Central Asia	315	268	+17%
511	503	505	+1%	Africa	507	495	+2%
539	501	376	+43%	Middle East and North Africa	520	384	+36%
190	165	126	+51%	Americas	177	126	+41%
11	13	26	-58%	Asia-Pacific	12	28	-57%

1,582	1,481	1,298	+22%	Total production	1,532	1,300	+18%

233	304	244	-5%	• Including equity affiliates	268	254	+6%

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Gas production by region (Mcf/d)	1H18	1H17	1H18 vs 1H17
2,754	3,157	2,592	+6%	Europe and Central Asia	2,954	2,740	+8%
772	857	679	+14%	Africa	815	696	+17%
787	761	763	+3%	Middle East and North Africa	774	776	-
1,192	1,158	1,223	-3%	Americas	1,175	1,197	-2%
671	731	1,243	-46%	Asia-Pacific	701	1,287	-46%

6,176	6,664	6,500	-5%	Total production	6,419	6,696	-4%

2,026	2,257	1,829	+11%	• Including equity affiliates	2,141	1,921	+11%

2Q18	1Q18	2Q17	2Q18 vs 2Q17	Liquefied natural gas	1H18	1H17	1H18 vs 1H17
2.47	2.50	2.67	-7%	LNG sales* (Mt)	4.97	5.66	-12%

* Sales, Group share, excluding trading; 2017 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2017 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

2Q18	1Q18	2Q17*	2Q18 vs 2Q17	Petroleum product sales by region (kb/d)**	1H18	1H17*	1H18 vs 1H17
1,942	1,902	2,020	-4%	Europe	1,922	2,078	-7%
652	754	610	+7%	Africa	703	587	+20%
802	760	654	+23%	Americas	781	615	+27%
644	680	774	-17%	Rest of world	662	765	-14%
4,040	4,096	4,057	-	Total consolidated sales	4,068	4,045	+1%
556	570	538	+3%	• Including bulk sales	563	577	-2%
1,685	1,725	1,759	-4%	• Including trading	1,705	1,724	-1%

* 2017 data restated.

** Includes share of TotalErg.

11

ADJUSTMENT ITEMS

•	Adjustment items to net income (Group share)

2Q18	1Q18	2Q17	in millions of dollars	1H18	1H17
(358)	(195)	(108)	Special items affecting net income (Group share)	(553)	128

(2)	(101)	125	• Gain (loss) on asset sales	(103)	2,264
(46)	(21)	(54)	• Restructuring charges	(67)	(59)
(236)	(12)	(32)	• Impairments	(248)	(1,750)
(74)	(61)	(147)	• Other	(135)	(327)

517	(45)	(310)	After-tax inventory effect: FIFO vs. replacement cost	472	(255)

9	(8)	(19)	Effect of changes in fair value	1	(19)

168	(248)	(437)	Total adjustments affecting net income	(80)	(146)

INVESTMENTS — DIVESTMENTS

2Q18	1Q18	2Q17	2Q18 vs 2Q17	in millions of dollars	1H18	1H17	1H18 vs 1H17
2,780	2,620	3,949	-30%	Organic investments	5,400	6,893	-22%

137	111	166	-17%	• Capitalized exploration	248	277	-10%
140	171	443	-68%	• Increase in non-current loans	311	601	-48%
(581)	(416)	(153)	x3.8	• Repayment of non-current loans	(997)	(340)	x2.9

426	3,688	103	x4.1	Acquisitions	4,114	650	x6.3

693	2,169	207	x3.3	Asset sales	2,862	2,918	-2%

—	—	—	—	Other transactions with non-controlling interests	—	—	—

2,513	4,139	3,845	-35%	Net investments	6,652	4,625	+44%

CASH FLOW

2Q18	1Q18	2Q17	2Q18 vs 2Q17	in millions of dollars	1H18	1H17	1H18 vs 1H17
6,797	5,668	5,581	+22%	Operating cash flow before working capital changes w/o financial charges (DACF)	12,465	10,483	+19%
(398)	(298)	(247)	+61%	• Financial charges	(696)	(462)	+51%
6,399	5,370	5,334	+20%	Operating cash flow before working capital changes (a)	11,769	10,021	+17%
(856)	(3,222)	(268)	n/a	• (Increase) decrease in working capital	(4,078)	(322)	n/a
703	(67)	(426)	n/a	• Inventory effect	636	(358)	n/a
6,246	2,081	4,640	+35%	Cash flow from operations	8,327	9,341	-11%

2,780	2,620	3,949	-30%	Organic investments (b)	5,400	6,893	-22%
3,619	2,750	1,385	x2.6	Free cash flow after organic investments, w/o net asset sales (a-b)	6,369	3,128	x2

2,513	4,139	3,845	-35%	Net investments (c)	6,652	4,625	+44%
3,886	1,231	1,489	x2.6	Net cash flow (a-c)	5,117	5,396	-5%
12

GEARING RATIOS

in millions of dollars	06/30/2018	03/31/2018	06/30/2017
Current borrowings	15,659	14,909	13,070
Net current financial assets	(2,806)	(1,920)	(3,377)
Net financial assets classified as held for sale	0	0	(2)
Non-current financial debt	38,362	40,257	41,548
Hedging instruments of non-current debt	(967)	(1,154)	(558)
Cash and cash equivalents	(26,475)	(30,092)	(28,720)

Net debt (a)	23,773	22,000	21,961

Shareholders’ equity – Group share	117,975	121,187	107,188
Non-controlling interests	2,288	2,499	2,772

Shareholders’ equity (b)	120,263	123,686	109,960

Net-debt-to-equity ratio = a/b	19.8%	17.8%	20.0%
Net-debt-to-capital ratio = a/(a+b)	16.5%	15.1%	16.6%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended June 30, 2018

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,114	637	3,447	1,787
Capital employed at 06/30/2017*	108,618	5,363	10,957	6,937
Capital employed at 06/30/2018*	118,715	4,442	12,939	7,040

ROACE	7.1%	13.0%	28.9%	25.6%

•	Twelve months ended March 31, 2018

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	6,786	539	3,487	1,742
Capital employed at 03/31/2017*	106,937	5,036	11,130	6,331
Capital employed at 03/31/2018*	119,035	5,237	13,428	7,409

ROACE	6.0%	10.5%	28.4%	25.4%

•	Twelve months ended June 30, 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,529	479	3,931	1,584
Capital employed at 06/30/2016*	107,405	4,622	12,249	5,789
Capital employed at 06/30/2017*	108,618	5,363	10,957	6,937

ROACE	4.2%	9.6%	33.9%	24.9%

* At replacement cost (excluding after-tax inventory effect).

13

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***	ERMI* ($/t)**
Second quarter 2018	1.19	74.4	69.5	4.49	34.7
First quarter 2018	1.23	66.8	60.4	4.73	25.6
Fourth quarter 2017	1.18	61.3	57.6	4.23	35.5
Third quarter 2017	1.17	52.1	48.9	4.05	48.2
Second quarter 2017	1.10	49.6	45.1	3.93	41.0

*	European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
**	$1/t = $0.136/b.
***	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

14

Consolidated statement of income – half-yearly

TOTAL

(unaudited)

(M$)(a)	1st half 2018	1st half 2017

Sales	102,151	81,098
Excise taxes	(12,757)	(10,523)
Revenues from sales	89,394	70,575
Purchases, net of inventory variation	(60,045)	(47,385)
Other operating expenses	(13,698)	(12,272)
Exploration costs	(362)	(396)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,351)	(7,377)
Other income	775	2,895
Other expense	(603)	(397)
Financial interest on debt	(868)	(676)
Financial income and expense from cash & cash equivalents	(95)	(48)
Cost of net debt	(963)	(724)
Other financial income	561	513
Other financial expense	(329)	(319)
Net income (loss) from equity affiliates	1,587	858
Income taxes	(3,683)	(1,165)
Consolidated net income	6,283	4,806
Group share	6,357	4,886
Non-controlling interests	(74)	(80)
Earnings per share ($)	2.39	1.93
Fully-diluted earnings per share ($)	2.38	1.92
(a) Except for per share amounts.
15

Consolidated statement of comprehensive income – half-yearly

TOTAL

(unaudited)

(M$)	1st half 2018	1st half 2017
Consolidated net income	6,283	4,806
Other comprehensive income
Actuarial gains and losses	67	158
Change in fair value of investments in equity instruments	5	—
Tax effect	(18)	(53)
Currency translation adjustment generated by the parent company	(2,630)	5,464
Items not potentially reclassifiable to profit and loss	(2,576)	5,569
Currency translation adjustment	968	(1,418)
Available for sale financial assets	—	—
Cash flow hedge	255	34
Variation of foreign currency basis spread	(27)	—
Share of other comprehensive income of equity affiliates, net amount	(132)	(463)
Other	(2)	—
Tax effect	(75)	(9)
Items potentially reclassifiable to profit and loss	987	(1,856)
Total other comprehensive income (net amount)	(1,589)	3,713
Comprehensive income	4,694	8,519
Group share	4,806	8,581
Non-controlling interests	(112)	(62)
16

Consolidated statement of income – quarterly

TOTAL

(unaudited)

(M$)(a)	2 nd quarter 2018	1 st quarter 2018	2 nd quarter 2017
Sales	52,540	49,611	39,915
Excise taxes	(6,438)	(6,319)	(5,433)
Revenues from sales	46,102	43,292	34,482
Purchases, net of inventory variation	(30,599)	(29,446)	(23,398)
Other operating expenses	(6,761)	(6,937)	(6,106)
Exploration costs	(158)	(204)	(199)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,435)	(2,916)	(2,798)
Other income	252	523	570
Other expense	(413)	(190)	(106)
Financial interest on debt	(478)	(390)	(345)
Financial income and expense from cash & cash equivalents	(54)	(41)	(37)
Cost of net debt	(532)	(431)	(382)
Other financial income	321	240	285
Other financial expense	(159)	(170)	(159)
Net income (loss) from equity affiliates	1,103	484	310
Income taxes	(2,087)	(1,596)	(472)
Consolidated net income	3,634	2,649	2,027
Group share	3,721	2,636	2,037
Non-controlling interests	(87)	13	(10)
Earnings per share ($)	1.38	1.00	0.79
Fully-diluted earnings per share ($)	1.38	0.99	0.79

(a) Except for per share amounts.
17

Consolidated statement of comprehensive income – quarterly

TOTAL

(unaudited)

(M$)	2nd quarter 2018	1st quarter 2018	2nd quarter 2017
Consolidated net income	3,634	2,649	2,027
Other comprehensive income
Actuarial gains and losses	42	25	32
Change in fair value of investments in equity instruments	(2)	7	—
Tax effect	(20)	2	(12)
Currency translation adjustment generated by the parent company	(4,761)	2,131	4,524
Items not potentially reclassifiable to profit and loss	(4,741)	2,165	4,544
Currency translation adjustment	1,330	(362)	(1,218)
Available for sale financial assets	—	—	1
Cash flow hedge	77	178	(79)
Variation of foreign currency basis spread	2	(29)	—
Share of other comprehensive income of equity affiliates, net amount	36	(168)	(794)
Other	(2)	—	(3)
Tax effect	(27)	(48)	30
Items potentially reclassifiable to profit and loss	1,416	(429)	(2,063)
Total other comprehensive income (net amount)	(3,325)	1,736	2,481
Comprehensive income	309	4,385	4,508
Group share	450	4,356	4,507
Non-controlling interests	(141)	29	1
18

Consolidated balance sheet

TOTAL

(M$)	June 30, 2018	March 31, 2018	December 31, 2017	June 30, 2017
ASSETS	(unaudited)	(unaudited)		(unaudited)
Non-current assets
Intangible assets, net	24,562	24,502	14,587	14,119
Property, plant and equipment, net	114,047	116,181	109,397	112,659
Equity affiliates : investments and loans	22,443	22,332	22,103	21,705
Other investments	1,396	1,710	1,727	1,483
Non-current financial assets	967	1,154	679	558
Deferred income taxes	5,348	5,519	5,206	4,981
Other non-current assets	3,384	3,633	3,984	4,411
Total non-current assets	172,147	175,031	157,683	159,916
Current assets
Inventories, net	18,392	17,006	16,520	14,273
Accounts receivable, net	16,974	17,774	14,893	12,923
Other current assets	14,408	14,824	14,210	14,034
Current financial assets	3,609	2,289	3,393	3,618
Cash and cash equivalents	26,475	30,092	33,185	28,720
Assets classified as held for sale	—	—	2,747	421
Total current assets	79,858	81,985	84,948	73,989
Total assets	252,005	257,016	242,631	233,905
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares	8,305	8,207	7,882	7,797
Paid-in surplus and retained earnings	121,896	120,559	112,040	110,305
Currency translation adjustment	(9,764)	(6,413)	(7,908)	(10,314)
Treasury shares	(2,462)	(1,166)	(458)	(600)
Total shareholders’ equity - Group share	117,975	121,187	111,556	107,188
Non-controlling interests	2,288	2,499	2,481	2,772
Total shareholders’ equity	120,263	123,686	114,037	109,960
Non-current liabilities
Deferred income taxes	11,969	11,943	10,828	10,920
Employee benefits	3,329	3,796	3,735	4,127
Provisions and other non-current liabilities	18,807	19,268	15,986	16,924
Non-current financial debt	38,362	40,257	41,340	41,548
Total non-current liabilities	72,467	75,264	71,889	73,519
Current liabilities
Accounts payable	25,021	24,836	26,479	21,914
Other creditors and accrued liabilities	17,792	17,952	17,779	14,862
Current borrowings	15,659	14,909	11,096	13,070
Other current financial liabilities	803	369	245	241
Liabilities directly associated with the assets classified as held for sale	—	—	1,106	339
Total current liabilities	59,275	58,066	56,705	50,426
Total liabilities & shareholders’ equity	252,005	257,016	242,631	233,905
19

Consolidated statement of cash flow

TOTAL

(unaudited)

(M$)	1st half 2018	1st half 2017
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	6,283	4,806
Depreciation, depletion, amortization and impairment	6,554	7,590
Non-current liabilities, valuation allowances and deferred taxes	149	(247)
(Gains) losses on disposals of assets	(273)	(2,383)
Undistributed affiliates’ equity earnings	(557)	206
(Increase) decrease in working capital	(4,078)	(322)
Other changes, net	249	(309)
Cash flow from operating activities	8,327	9,341
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(9,178)	(6,001)
Acquisitions of subsidiaries, net of cash acquired	(714)	(325)
Investments in equity affiliates and other securities	(308)	(956)
Increase in non-current loans	(311)	(601)
Total expenditures	(10,511)	(7,883)
Proceeds from disposals of intangible assets and property, plant and equipment	2,282	80
Proceeds from disposals of subsidiaries, net of cash sold	(4)	2,696
Proceeds from disposals of non-current investments	584	142
Repayment of non-current loans	997	340
Total divestments	3,859	3,258
Cash flow used in investing activities	(6,652)	(4,625)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	482	421
- Treasury shares	(1,740)
Dividends paid:
- Parent company shareholders	(4,208)	(2,000)
- Non-controlling interests	(84)	(76)
Issuance of perpetual subordinated notes
Payments on perpetual subordinated notes	(266)	(219)
Other transactions with non-controlling interests
Net issuance (repayment) of non-current debt	(2,428)	346
Increase (decrease) in current borrowings	969	(2,580)
Increase (decrease) in current financial assets and liabilities	(624)	1,637
Cash flow used in financing activities	(7,899)	(2,471)
Net increase (decrease) in cash and cash equivalents	(6,224)	2,245
Effect of exchange rates	(486)	1,878
Cash and cash equivalents at the beginning of the period	33,185	24,597
Cash and cash equivalents at the end of the period	26,475	28,720
20

Consolidated statement of cash flow

TOTAL

(unaudited)

(M$)	2 nd quarter 2018	1 st quarter 2018	2 nd quarter 2017
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	3,634	2,649	2,027
Depreciation, depletion, amortization and impairment	3,508	3,046	2,930
Non-current liabilities, valuation allowances and deferred taxes	35	114	(50)
(Gains) losses on disposals of assets	(148)	(125)	(151)
Undistributed affiliates’ equity earnings	(298)	(259)	501
(Increase) decrease in working capital	(856)	(3,222)	(268)
Other changes, net	371	(122)	(349)
Cash flow from operating activities	6,246	2,081	4,640
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(3,513)	(5,665)	(3,323)
Acquisitions of subsidiaries, net of cash acquired	12	(726)	(6)
Investments in equity affiliates and other securities	(146)	(162)	(433)
Increase in non-current loans	(140)	(171)	(443)
Total expenditures	(3,787)	(6,724)	(4,205)
Proceeds from disposals of intangible assets and property, plant and equipment	304	1,978	74
Proceeds from disposals of subsidiaries, net of cash sold	(7)	3
Proceeds from disposals of non-current investments	396	188	133
Repayment of non-current loans	581	416	153
Total divestments	1,274	2,585	360
Cash flow used in investing activities	(2,513)	(4,139)	(3,845)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	473	9	406
- Treasury shares	(1,182)	(558)
Dividends paid:
- Parent company shareholders	(2,692)	(1,516)	(1,462)
- Non-controlling interests	(72)	(12)	(61)
Issuance of perpetual subordinated notes
Payments on perpetual subordinated notes	(116)	(150)	(90)
Other transactions with non-controlling interests
Net issuance (repayment) of non-current debt	52	(2,480)	290
Increase (decrease) in current borrowings	(738)	1,707	(1,167)
Increase (decrease) in current financial assets and liabilities	(1,779)	1,155	979
Cash flow used in financing activities	(6,054)	(1,845)	(1,105)
Net increase (decrease) in cash and cash equivalents	(2,321)	(3,903)	(310)
Effect of exchange rates	(1,296)	810	1,504
Cash and cash equivalents at the beginning of the period	30,092	33,185	27,526
Cash and cash equivalents at the end of the period	26,475	30,092	28,720
21

Consolidated statement of changes in shareholders’ equity

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and	Currency	Treasury shares		Shareholders’	Non-	Total
(M$)	Number	Amount	retained earnings	translation adjustment	Number	Amount	equity - Group Share	controlling interests	shareholders’ equity
As of January 1, 2017	2,430,365,862	7,604	105,547	(13,871)	(10,587,822)	(600)	98,680	2,894	101,574
Net income of the first half 2017	—	—	4,886	—	—	—	4,886	(80)	4,806
Other comprehensive Income	—	—	138	3,557	—	—	3,695	18	3,713
Comprehensive Income	—	—	5,024	3,557	—	—	8,581	(62)	8,519
Dividend	—	—	(3,297)	—	—	—	(3,297)	(76)	(3,373)
Issuance of common shares	71,170,026	193	3,103	—	—	—	3,296	—	3,296
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	—	—	4,000	—	—	—	—
Share-based payments	—	—	74	—	—	—	74	—	74
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(142)	—	—	—	(142)	—	(142)
Other operations with non-controlling interests	—	—	(7)	—	—	—	(7)	7	—
Other items	—	—	3	—	—	—	3	9	12
As of June 30, 2017	2,501,535,888	7,797	110,305	(10,314)	(10,583,822)	(600)	107,188	2,772	109,960
Net income of the second half 2017	—	—	3,745	—	—	—	3,745	(252)	3,493
Other comprehensive Income	—	—	580	2,406	—	—	2,986	26	3,012
Comprehensive Income	—	—	4,325	2,406	—	—	6,731	(226)	6,505
Dividend	—	—	(3,695)	—	—	—	(3,695)	(65)	(3,760)
Issuance of common shares	27,453,728	85	1,328	—	—	—	1,413	—	1,413
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(142)	—	2,207,066	142	—	—	—
Share-based payments	—	—	77	—	—	—	77	—	77
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(160)	—	—	—	(160)	—	(160)
Other operations with non-controlling interests	—	—	(1)	—	—	—	(1)	(3)	(4)
Other items	—	—	3	—	—	—	3	3	6
As of December 31, 2017	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037
Net income of the first half 2018	—	—	6,357	—	—	—	6,357	(74)	6,283
Other comprehensive Income	—	—	305	(1,856)	—	—	(1,551)	(38)	(1,589)
Comprehensive Income	—	—	6,662	(1,856)	—	—	4,806	(112)	4,694
Dividend	—	—	(4,070)	—	—	—	(4,070)	(84)	(4,154)
Issuance of common shares	136,887,716	423	7,270	—	—	—	7,693	—	7,693
Purchase of treasury shares	—	—	—	—	(33,056,514)	(2,004)	(2,004)	—	(2,004)
Sale of treasury shares(a)	—	—	—	—	3,450	—	—	—	—
Share-based payments	—	—	192	—	—	—	192	—	192
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(161)	—	—	—	(161)	—	(161)
Other operations with non-controlling interests	—	—	(4)	—	—	—	(4)	4	—
Other items	—	—	(33)	—	—	—	(33)	(1)	(34)
As of June 30, 2018	2,665,877,332	8,305	121,896	(9,764)	(41,429,820)	(2,462)	117,975	2,288	120,263
(a)Treasury shares related to the restricted stock grants.
22

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS OF 2018

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2018, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at June 30, 2018, are consistent with those used for the financial statements at December 31, 2017, with the exception of those texts or amendments that must be applied for periods beginning January 1, 2018.

- First-time application of IFRS 15 “Revenue from Contracts with Customers”

The Group applied IFRS 15 as of January 1, 2018, without restating comparative information from past periods. The cumulative effect of the first application of the standard, recognized in equity as at January 1, 2018, is non-material.

The new standard does not lead to any material change in the accounting principles applied by the Group.

- First time application of IFRS 9 “Financial Instruments”

The Group applied IFRS 9 as of January 1, 2018 without restating comparative information from past periods. The impacts related to the first application of the standard, recognized in opening equity at January 1, 2018, are not material.

This standard has three components: classification and measurement of financial instruments, impairment of financial assets, and hedging transactions except macro hedging.

The main changes induced by each component are the following:

1. The application of the “Classification and valuation of financial instruments” component led the Group to create a new non-recyclable component in its comprehensive income to record, from January 1, 2018, changes in the fair value of “Investments in equity instruments at the fair value through equity” previously classified as “Available-for-sale financial assets “under IAS 39.

2. The application of the “Impairment of financial assets” component has no significant impact for the Group on January 1, 2018.

3. The application of the “Hedging transactions” component led the Group to recognize in a separate component of the comprehensive income the changes in the Foreign Currency Basis Spread identified in the hedging relationships qualifying as a fair value hedge.

The application of the provisions of IFRS 9 “Financial Instruments” has no significant effect on the Group’s balance sheet, income statement and consolidated equity as of June 30, 2018.

The preparation of financial statements in accordance with IFRS for the closing as of June 30, 2018, requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by the executive management and therefore could be revised as circumstances change or as a result of new information.

23

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, the impairment of assets, the employee benefits, the asset retirement obligations and the income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2017.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the executive management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

As regards the application of IFRS 16 “Leases” on January 1, 2019, the Group intends to:

-	apply the simplified retrospective transition method, by accounting for the cumulative effect of the initial application of the standard at the date of first application, without restating the comparative periods
-	use the following simplification measures provided by the standard in the transitional provisions:
o	not apply the standard to contracts that the Group had not previously identified as containing a lease under IAS 17 and IFRIC 4,
o	not take into account leases whose term ends within 12 months of the date of first application
-	recognize each lease component of the lease as a separate lease, apart from non-lease components (services) of the lease.

24

2) Changes in the Group structure

2.1) Main acquisitions and divestments

Exploration & Production

•	On January 15, 2018, as part of the Strategic Alliance signed in March 2017, TOTAL announced the conclusion of transfer agreements from Petrobras to TOTAL:
o	35% of the rights, as well as the role of operator in the Lapa field,
o	22.5% of the rights of the Iara area.

The amount of this transaction is $ 1.95 billion.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•	On March 1, 2018, TOTAL finalized the acquisition of Marathon Oil Libya Limited which holds a 16.33% stake in the Waha Concessions in Libya. This transaction amounts to $ 451 million.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•	On March 8, 2018, TOTAL announced the closing of the Maersk Oil acquisition signed on August 21, 2017. The integration of Maersk Oil, which holds a portfolio of high quality assets, largely complementary to those held by TOTAL, and mainly located in OECD countries, allows the Group to become the second largest operator in the North Sea.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•	On March 15, 2018, TOTAL finalized the sale to Statoil of all of its interests in the Martin Linge field (51%) and the discovery of Garantiana (40%) on the Norwegian Continental Shelf.

•	On March 18, 2018, TOTAL was awarded participating interests in two Offshore Concessions on Umm Shaif & Nasr (20%) and Lower Zakum (5%) in return for the payment of a global bonus of $ 1.45 billion.

•	On April 11, 2018, TOTAL acquired several assets located in the Gulf of Mexico as part of the Cobalt International Energy company’s bankruptcy auction sale.

Marketing & Services

•	In January, 2018, the sale of the joint venture TotalErg (Erg 51%, TOTAL 49%) to the Italian company API was finalized.

25

2.2) Major business combinations

In accordance with IFRS 3, TOTAL is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

Exploration & Production

•	Transfer of rights in the Lapa and Iara concessions in Brazil

On January 15, 2018 Petrobras transferred to TOTAL 35% of the rights of the Lapa field which was put in production in December 2016, with a 100,000 barrel per day capacity FPSO.

Petrobras also transferred to TOTAL 22.5% of the rights of the Iara area. Production in Iara is expected to start in 2018 and 2019 depending on the fields.

The acquisition cost amounts to $1,950 million.

In the balance sheet as of June 30, 2018, the provisional fair value of identifiable acquired assets, liabilities and contingent liabilities amounts to $1,950 million.

The provisional purchase price allocation is shown below :

($ million)	At the acquisition date
Intangible assets	1,072
Tangible assets	1,662
Other assets and liabilities	(119)
Net debt	(665)
Fair value of consideration transferred	1,950

•	Marathon Oil Lybia Limited

On March 1, 2018, TOTAL finalized the acquisition of Marathon Oil Libya Limited which holds a 16.33% stake in the Waha Concessions in Libya. The acquisition cost amounts to $451 million.

In the balance sheet as of June 30, 2018, the provisional fair value of identifiable acquired assets, liabilities and contingent liabilities amounts to $451 million.

The provisional purchase price allocation is shown below :

($ million)	At the acquisition date
Intangible assets	326
Tangible assets	192
Other assets and liabilities	(91)
Net debt	24
Fair value of consideration transferred	451

•	Maersk Oil

On March 8, 2018, TOTAL finalized the acquisition of Maersk Oil, following the signature of the « Share Transfer Agreement » on August 21, 2017.

The Group acquired all the voting rights of Maersk Olie og Gas A/S (Maersk Oil), a wholly owned subsidiary of A.P. Møller – Mærsk A/S (Maersk), for a purchase consideration of $5,741 million.

26

This includes the fair value ($5,585 million) of 97,522,593 shares issued in exchange for all Maersk Oil shares, calculated using the market price of the company’s shares of 46.11 euros on the Euronext Paris Stock Exchange at its opening of business on March 8, 2018, and the amount of price adjustments ($156 million) paid on closing.

In the balance sheet as of June 30, 2018, the provisional fair value of identifiable acquired assets, liabilities and contingent liabilities amounts to $3,113 million.

The Group recognized a $2,628 million goodwill.

The provisional purchase price allocation is shown below:

($ million)	At the acquisition date
Goodwill	2,628
Intangible assets	4,227
Tangible assets	4,033
Other assets and liabilities	(3,223)
Including provision for site restitution	(2,100)
Including deferred tax	(675)
Net debt	(1,924)
Fair value of consideration transferred	5,741

27

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Group’s activities is structured around the four followings segments:

-	An Exploration & Production segment;

-	A Gas, Renewables & Power segment including downstream Gas activities, New Energies activities (excluding biotechnologies) and Energy Efficiency division;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

28

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2018	Inventory valuation effect	—	—	569	134	—	703
	Effect of changes in fair value	—	16	—	—	—	16
	Restructuring charges	—	—	—	—	—	—
	Asset impairment charges	—	(424)	—	—	—	(424)
	Other items	(97)	(1)	—	—	—	(98)
Total		(97)	(409)	569	134	—	197
2nd quarter 2017	Inventory valuation effect	—	—	(372)	(54)	—	(426)
	Effect of changes in fair value	—	(27)	—	—	—	(27)
	Restructuring charges	(40)	—	—	—	—	(40)
	Asset impairment charges	(15)	1	—	—	—	(14)
	Other items	(77)	(25)	(39)	(26)	(64)	(231)
Total		(132)	(51)	(411)	(80)	(64)	(738)
1st half 2018	Inventory valuation effect	—	—	531	105	—	636
	Effect of changes in fair value	—	5	—	—	—	5
	Restructuring charges	(53)	—	—	—	—	(53)
	Asset impairment charges	—	(446)	—	—	—	(446)
	Other items	(97)	(93)	—	—	(9)	(199)
Total		(150)	(534)	531	105	(9)	(57)
1st half 2017	Inventory valuation effect	—	—	(289)	(69)	—	(358)
	Effect of changes in fair value	—	(27)	—	—	—	(27)
	Restructuring charges	(40)	—	—	—	—	(40)
	Asset impairment charges	(1,869)	(25)	(50)	—	—	(1,944)
	Other items	(77)	(114)	(65)	(26)	(64)	(346)
Total		(1,986)	(166)	(404)	(95)	(64)	(2,715)

29

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2018	Inventory valuation effect	—	—	436	81	—	517
	Effect of changes in fair value	—	9	—	—	—	9
	Restructuring charges	(44)	(2)	—	—	—	(46)
	Asset impairment charges	—	(236)	—	—	—	(236)
	Gains (losses) on disposals of assets	(2)	—	—	—	—	(2)
	Other items	(71)	(3)	—	—	—	(74)
Total		(117)	(232)	436	81	—	168
2nd quarter 2017	Inventory valuation effect	—	—	(268)	(42)	—	(310)
	Effect of changes in fair value	—	(19)	—	—	—	(19)
	Restructuring charges	(12)	(3)	(39)	—	—	(54)
	Asset impairment charges	(27)	(5)	—	—	—	(32)
	Gains (losses) on disposals of assets	—	—	—	125	—	125
	Other items	(50)	(11)	(26)	(18)	(42)	(147)
Total		(89)	(38)	(333)	65	(42)	(437)
1st half 2018	Inventory valuation effect	—	—	412	60	—	472
	Effect of changes in fair value	—	1	—	—	—	1
	Restructuring charges	(59)	(8)	—	—	—	(67)
	Asset impairment charges	—	(248)	—	—	—	(248)
	Gains (losses) on disposals of assets	(103)	—	—	—	—	(103)
	Other items	(51)	(58)	(17)	—	(9)	(135)
Total		(213)	(313)	395	60	(9)	(80)
1st half 2017	Inventory valuation effect	—	—	(210)	(45)	—	(255)
	Effect of changes in fair value	—	(19)	—	—	—	(19)
	Restructuring charges	(12)	(8)	(39)	—	—	(59)
	Asset impairment charges	(1,641)	(59)	(50)	—	—	(1,750)
	Gains (losses) on disposals of assets	—	—	2,139	125	—	2,264
	Other items	(144)	(78)	(45)	(18)	(42)	(327)
Total		(1,797)	(164)	1,795	62	(42)	(146)
30

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

In accordance with the February 2018 announcements regarding the shareholder return policy over 2018-2020, TOTAL S.A. started share buybacks.

At June 30, 2018, TOTAL S.A. holds 41,429,820 of its own shares, representing 1.55% of its share capital, detailed as follows:

•	8,760,020 shares allocated to TOTAL share grant plans for Group employees;

•	69,759 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans;

•	32,600,041 shares acquired and intended to be canceled out of which:

o	9,820,488 shares definitively acquired during the first quarter and intended to be canceled,

o	18,576,360 shares definitively acquired during the second quarter and intended to be canceled,

o	4,203,193 shares corresponding to the portion not yet executed on June 30, 2018, of the share buyback for which the group is contractually bound.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

The Annual Shareholders’ Meeting on June 1, 2018 approved the payment of a dividend of €2.48 per share for the 2017 fiscal year. Taking into account the three interim dividends of €0.62 per share that have been paid on October 12, 2017, January 11 and April 9, 2018, the remaining balance of €0.62 per share was paid on June 28, 2018.

The Annual Shareholders’ Meeting on June 1, 2018 approved that shareholders will be given the option to receive the 2017 final dividend in new shares or in cash. The share price of new shares has been set at €52.03 per share. This price is equal to the average opening price on Euronext Paris for the twenty trading days preceding June 1st, 2018, the date of the Annual Shareholders’ Meeting, reduced by the amount of the final dividend, without any discount. On June 28, 2018, 5,798,335 shares have been issued at a price of €52.03 per share.

Another resolution has been approved at the Annual Shareholders’ Meeting on June 1, 2018, if one or more interim dividends are decided by the Board of Directors for the fiscal year 2018, then shareholders will be given the option to receive this or these interim dividends in new shares or in cash.

The Board of Directors, during its April 25, 2018, meeting, decided to set the first interim dividend for the fiscal year 2018 at €0.64 per share. This interim dividend will be paid in cash or in shares on October 12, 2018 (the ex-dividend date will be September 25, 2018).

The Board of Directors, during its July 25, 2018, meeting, decided to set the second interim dividend for the fiscal year 2018 at €0.64 per share. This interim dividend will be paid in cash or in shares on December 18, 2018 (the ex-dividend date will be January 10, 2019).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.16 per share for the 2nd quarter 2018 (€0.81 per share for the 1st quarter 2018 and €0.71 per share for the 2nd quarter 2017). Diluted earnings per share calculated using the same method amounted to €1.16 per share for the 2nd quarter 2018 (€0.81 per share for the 1st quarter 2018 and €0.71 per share for the 2nd quarter 2017).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

31

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	1st half 2018		1st half 2017
Actuarial gains and losses		67		158

Change in fair value of investments in equity instruments		5		—

Tax effect		(18)		(53)
Currency translation adjustment generated by the parent company		(2,630)		5,464
Sub-total items not potentially reclassifiable to profit and loss		(2,576)		5,569

Currency translation adjustment		968		(1,418)
- unrealized gain/(loss) of the period	1,078		(1,372)
- less gain/(loss) included in net income	110		46

Available for sale financial assets		—		—
- unrealized gain/(loss) of the period	—		—
- less gain/(loss) included in net income	—		—

Cash flow hedge		255		34
- unrealized gain/(loss) of the period	142		164
- less gain/(loss) included in net income	(113)		130

Variation of foreign currency basis spread		(27)		—
- unrealized gain/(loss) of the period	(27)		—
- less gain/(loss) included in net income	—		—

Share of other comprehensive income of equity affiliates, net amount		(132)		(463)
- unrealized gain/(loss) of the period	(93)		(465)
- less gain/(loss) included in net income	39		(2)

Other		(2)		—

Tax effect		(75)		(9)
Sub-total items potentially reclassifiable to profit and loss		987		(1,856)
Total other comprehensive income, net amount		(1,589)		3,713
32

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2018			1st half 2017
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	67	(18)	49	158	(53)	105

Change in fair value of investments in equity instruments	5	—	5	—	—	—

Currency translation adjustment generated by the parent company	(2,630)	—	(2,630)	5,464	—	5,464
Sub-total items not potentially reclassifiable to profit and loss	(2,558)	(18)	(2,576)	5,622	(53)	5,569

Currency translation adjustment	968	—	968	(1,418)	—	(1,418)
Available for sale financial assets	—	—	—	—	(1)	(1)
Cash flow hedge	255	(81)	174	34	(8)	26

Variation of foreign currency basis spread	(27)	6	(21)	—	—	—
Share of other comprehensive income of equity affiliates, net amount	(132)	—	(132)	(463)	—	(463)
Other	(2)	—	(2)	—	—	—
Sub-total items potentially reclassifiable to profit and loss	1,062	(75)	987	(1,847)	(9)	(1,856)
Total other comprehensive income	(1,496)	(93)	(1,589)	3,775	(62)	3,713

5) Financial debt

The Group has not issued any bond during the first six months of 2018.

The Group reimbursed bonds during the first six months of 2018:

-	Bond 1.450% issued in 2013 and maturing in January 2018 (USD 1,000 million)

-	Bond 2.500% issued in 2013 and maturing in June 2018 (NOK 600 million)

-	Bond with floating rate coupon issued in 2014 and maturing in June 2018 (USD 135 million)

-	Bond 3.125% issued in several tranches between 2006 / 2008 and maturing in June 2018 (CHF 525 million)

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first six months of 2018.

33

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Alitalia

In the Marketing & Services segment, a civil proceeding was initiated in Italy, in 2013, against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This proceeding follows practices that had been condemned by the Italian competition authority in 2006. The parties have exchanged preliminary findings and a request for an expert opinion has been approved by the court. The existence and the assessment of the alleged damages in this procedure involving multiple defendants remain contested.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. TGPNA contests the claims brought against it.

A class action has been launched to seek damages from these three companies and was dismissed by a judgment of the U.S. District court of New York issued on March 15, 2017. The court of Appeal upheld this judgment.

Yemen

Due to the security conditions in the vicinity of Balhaf, Yemen LNG, in which the Group holds a stake of 39.62%, stopped its commercial production and export of LNG in April 2015, when it declared Force Majeure to its various stakeholders. The plant is in a preservation mode.

34

8) Information by business segment

(unaudited)

1 st half 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,865	7,359	45,088	43,836	3	—	102,151
Intersegment sales	14,717	898	17,396	491	34	(33,536)	—
Excise taxes	—	—	(1,714)	(11,043)	—	—	(12,757)
Revenues from sales	20,582	8,257	60,770	33,284	37	(33,536)	89,394
Operating expenses	(8,979)	(8,096)	(58,248)	(31,919)	(399)	33,536	(74,105)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,834)	(534)	(617)	(346)	(20)	—	(6,351)
Operating income	6,769	(373)	1,905	1,019	(382)	—	8,938
Net income (loss) from equity affiliates and other items	1,210	162	417	193	9	—	1,991
Tax on net operating income	(3,322)	(34)	(383)	(297)	181	—	(3,855)
Net operating income	4,657	(245)	1,939	915	(192)	—	7,074
Net cost of net debt							(791)
Non-controlling interests							74
Net income - group share							6,357

1 st half 2018 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	13	—	—	—	—	13
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	13	—	—	—	—	13
Operating expenses	(150)	(101)	531	105	(9)	—	376
Depreciation, depletion and impairment of tangible assets and mineral interests	—	(446)	—	—	—	—	(446)
Operating income (b)	(150)	(534)	531	105	(9)	—	(57)
Net income (loss) from equity affiliates and other items	(167)	(15)	25	—	—	—	(157)
Tax on net operating income	104	(4)	(158)	(35)	—	—	(93)
Net operating income (b)	(213)	(553)	398	70	(9)	—	(307)
Net cost of net debt							(19)
Non-controlling interests							246
Net income - group share							(80)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
- On operating income	—	—	531	105	—
- On net operating income	—	—	415	70	—
35

1 st half 2018 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,865	7,346	45,088	43,836	3	—	102,138
Intersegment sales	14,717	898	17,396	491	34	(33,536)	—
Excise taxes	—	—	(1,714)	(11,043)	—	—	(12,757)
Revenues from sales	20,582	8,244	60,770	33,284	37	(33,536)	89,381
Operating expenses	(8,829)	(7,995)	(58,779)	(32,024)	(390)	33,536	(74,481)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,834)	(88)	(617)	(346)	(20)	—	(5,905)
Adjusted operating income	6,919	161	1,374	914	(373)	—	8,995
Net income (loss) from equity affiliates and other items	1,377	177	392	193	9	—	2,148
Tax on net operating income	(3,426)	(30)	(225)	(262)	181	—	(3,762)
Adjusted net operating income	4,870	308	1,541	845	(183)	—	7,381
Net cost of net debt							(772)
Non-controlling interests							(172)
Adjusted net income - group share							6,437

1 st half 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,851	328	736	538	58	—	10,511
Total divestments	2,751	483	349	273	3	—	3,859
Cash flow from operating activities (*)	8,197	(75)	(110)	781	(466)	—	8,327
(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.
36

1 st half 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,171	5,868	35,921	35,129	9	—	81,098
Intersegment sales	10,666	583	12,362	443	195	(24,249)	—
Excise taxes	—	—	(1,381)	(9,142)	—	—	(10,523)
Revenues from sales	14,837	6,451	46,902	26,430	204	(24,249)	70,575
Operating expenses	(7,234)	(6,326)	(44,796)	(25,394)	(552)	24,249	(60,053)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,412)	(112)	(532)	(302)	(19)	—	(7,377)
Operating income	1,191	13	1,574	734	(367)	—	3,145
Net income (loss) from equity affiliates and other items	677	(32)	2,601	288	16	—	3,550
Tax on net operating income	(951)	(61)	(498)	(231)	385	—	(1,356)
Net operating income	917	(80)	3,677	791	34	—	5,339
Net cost of net debt							(533)
Non-controlling interests							80
Net income - group share							4,886

1 st half 2017 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(27)	—	—	—	—	(27)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(27)	—	—	—	—	(27)
Operating expenses	(117)	(114)	(354)	(95)	(64)	—	(744)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,869)	(25)	(50)	—	—	—	(1,944)
Operating income(b)	(1,986)	(166)	(404)	(95)	(64)	—	(2,715)
Net income (loss) from equity affiliates and other items	(214)	(79)	2,156	126	—	—	1,989
Tax on net operating income	376	9	41	26	22	—	474
Net operating income(b)	(1,824)	(236)	1,793	57	(42)	—	(252)
Net cost of net debt							(14)
Non-controlling interests							120
Net income - group share							(146)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
- On operating income	—	—	(289)	(69)	—
- On net operating income	—	—	(212)	(50)	—
37

1 st half 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,171	5,895	35,921	35,129	9	—	81,125
Intersegment sales	10,666	583	12,362	443	195	(24,249)	—
Excise taxes	—	—	(1,381)	(9,142)	—	—	(10,523)
Revenues from sales	14,837	6,478	46,902	26,430	204	(24,249)	70,602
Operating expenses	(7,117)	(6,212)	(44,442)	(25,299)	(488)	24,249	(59,309)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,543)	(87)	(482)	(302)	(19)	—	(5,433)
Adjusted operating income	3,177	179	1,978	829	(303)	—	5,860
Net income (loss) from equity affiliates and other items	891	47	445	162	16	—	1,561
Tax on net operating income	(1,327)	(70)	(539)	(257)	363	—	(1,830)
Adjusted net operating income	2,741	156	1,884	734	76	—	5,591
Net cost of net debt							(519)
Non-controlling interests							(40)
Adjusted net income - group share							5,032

1 st half 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,084	392	667	697	43	—	7,883
Total divestments	245	27	2,760	218	8	—	3,258
Cash flow from operating activities (*)	5,637	40	3,729	582	(647)	—	9,341
(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.
38

1st quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,467	4,091	21,739	21,308	6	—	49,611
Intersegment sales	6,924	468	7,956	198	97	(15,643)	—
Excise taxes	—	—	(847)	(5,472)	—	—	(6,319)
Revenues from sales	9,391	4,559	28,848	16,034	103	(15,643)	43,292
Operating expenses	(4,045)	(4,526)	(27,879)	(15,503)	(277)	15,643	(36,587)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,350)	(70)	(313)	(174)	(9)	—	(2,916)
Operating income	2,996	(37)	656	357	(183)	—	3,789
Net income (loss) from equity affiliates and other items	641	34	128	86	(2)	—	887
Tax on net operating income	(1,550)	(15)	(104)	(103)	96	—	(1,676)
Net operating income	2,087	(18)	680	340	(89)	—	3,000
Net cost of net debt							(351)
Non-controlling interests							(13)
Net income - group share							2,636

1st quarter 2018 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(11)	—	—	—	—	(11)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(11)	—	—	—	—	(11)
Operating expenses	(53)	(92)	(38)	(29)	(9)	—	(221)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	(22)	—	—	—	—	(22)
Operating income (b)	(53)	(125)	(38)	(29)	(9)	—	(254)
Net income (loss) from equity affiliates and other items	(101)	(11)	(21)	(1)	—	—	(134)
Tax on net operating income	58	3	19	3	—	—	83
Net operating income (b)	(96)	(133)	(40)	(27)	(9)	—	(305)
Net cost of net debt							(10)
Non-controlling interests							67
Net income - group share							(248)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	(38)	(29)	—
On net operating income	—	—	(23)	(27)	—
39

1st quarter 2018 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,467	4,102	21,739	21,308	6	—	49,622
Intersegment sales	6,924	468	7,956	198	97	(15,643)	—
Excise taxes	—	—	(847)	(5,472)	—	—	(6,319)
Revenues from sales	9,391	4,570	28,848	16,034	103	(15,643)	43,303
Operating expenses	(3,992)	(4,434)	(27,841)	(15,474)	(268)	15,643	(36,366)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,350)	(48)	(313)	(174)	(9)	—	(2,894)
Adjusted operating income	3,049	88	694	386	(174)	—	4,043
Net income (loss) from equity affiliates and other items	742	45	149	87	(2)	—	1,021
Tax on net operating income	(1,608)	(18)	(123)	(106)	96	—	(1,759)
Adjusted net operating income	2,183	115	720	367	(80)	—	3,305
Net cost of net debt							(341)
Non-controlling interests							(80)
Adjusted net income - group share							2,884

1st quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,871	249	332	228	44	—	6,724
Total divestments	2,251	78	25	228	3	—	2,585
Cash flow from operating activities (*)	3,569	(179)	(1,109)	(60)	(140)	—	2,081

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.

40

2 nd quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,398	3,268	23,349	22,528	(3)	—	52,540
Intersegment sales	7,793	430	9,440	293	(63)	(17,893)	—
Excise taxes	—	—	(867)	(5,571)	—	—	(6,438)
Revenues from sales	11,191	3,698	31,922	17,250	(66)	(17,893)	46,102
Operating expenses	(4,934)	(3,570)	(30,369)	(16,416)	(122)	17,893	(37,518)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,484)	(464)	(304)	(172)	(11)	—	(3,435)
Operating income	3,773	(336)	1,249	662	(199)	—	5,149
Net income (loss) from equity affiliates and other items	569	128	289	107	11	—	1,104
Tax on net operating income	(1,772)	(19)	(279)	(194)	85	—	(2,179)
Net operating income	2,570	(227)	1,259	575	(103)	—	4,074
Net cost of net debt							(440)
Non-controlling interests							87
Net income - group share							3,721

2 nd quarter 2018 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	24	—	—	—	—	24
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	24	—	—	—	—	24
Operating expenses	(97)	(9)	569	134	—	—	597
Depreciation, depletion and impairment of tangible assets and mineral interests	—	(424)	—	—	—	—	(424)
Operating income(b)	(97)	(409)	569	134	—	—	197
Net income (loss) from equity affiliates and other items	(66)	(4)	46	1	—	—	(23)
Tax on net operating income	46	(7)	(177)	(38)	—	—	(176)
Net operating income(b)	(117)	(420)	438	97	—	—	(2)
Net cost of net debt							(9)
Non-controlling interests							179
Net income - group share							168

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
- On operating income	—	—	569	134	—
- On net operating income	—	—	438	97	—
41

2 nd quarter 2018 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,398	3,244	23,349	22,528	(3)	—	52,516
Intersegment sales	7,793	430	9,440	293	(63)	(17,893)	—
Excise taxes	—	—	(867)	(5,571)	—	—	(6,438)
Revenues from sales	11,191	3,674	31,922	17,250	(66)	(17,893)	46,078
Operating expenses	(4,837)	(3,561)	(30,938)	(16,550)	(122)	17,893	(38,115)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,484)	(40)	(304)	(172)	(11)	—	(3,011)
Adjusted operating income	3,870	73	680	528	(199)	—	4,952
Net income (loss) from equity affiliates and other items	635	132	243	106	11	—	1,127
Tax on net operating income	(1,818)	(12)	(102)	(156)	85	—	(2,003)
Adjusted net operating income	2,687	193	821	478	(103)	—	4,076
Net cost of net debt							(431)
Non-controlling interests							(92)
Adjusted net income - group share							3,553

2 nd quarter 2018 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,980	79	404	310	14	—	3,787
Total divestments	500	405	324	45	—	—	1,274
Cash flow from operating activities (*)	4,628	104	999	841	(326)	—	6,246
(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.
42

2 nd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,068	2,671	17,347	17,831	(2)	—	39,915
Intersegment sales	5,118	274	6,016	169	90	(11,667)	—
Excise taxes	—	—	(680)	(4,753)	—	—	(5,433)
Revenues from sales	7,186	2,945	22,683	13,247	88	(11,667)	34,482
Operating expenses	(3,547)	(2,857)	(21,918)	(12,729)	(319)	11,667	(29,703)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,344)	(40)	(245)	(158)	(11)	—	(2,798)
Operating income	1,295	48	520	360	(242)	—	1,981
Net income (loss) from equity affiliates and other items	487	13	148	258	(6)	—	900
Tax on net operating income	(512)	(24)	(142)	(123)	214	—	(587)
Net operating income	1,270	37	526	495	(34)	—	2,294
Net cost of net debt							(267)
Non-controlling interests							10
Net income - group share							2,037

2 nd quarter 2017 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(27)	—	—	—	—	(27)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(27)	—	—	—	—	(27)
Operating expenses	(117)	(25)	(411)	(80)	(64)	—	(697)
Depreciation, depletion and impairment of tangible assets and mineral interests	(15)	1	—	—	—	—	(14)
Operating income(b)	(132)	(51)	(411)	(80)	(64)	—	(738)
Net income (loss) from equity affiliates and other items	(4)	(16)	(53)	121	—	—	48
Tax on net operating income	47	9	129	21	22	—	228
Net operating income(b)	(89)	(58)	(335)	62	(42)	—	(462)
Net cost of net debt							(7)
Non-controlling interests							32
Net income - group share							(437)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
- On operating income	—	—	(372)	(54)	—
- On net operating income	—	—	(270)	(45)	—
43

2 nd quarter 2017 (adjusted) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,068	2,698	17,347	17,831	(2)	—	39,942
Intersegment sales	5,118	274	6,016	169	90	(11,667)	—
Excise taxes	—	—	(680)	(4,753)	—	—	(5,433)
Revenues from sales	7,186	2,972	22,683	13,247	88	(11,667)	34,509
Operating expenses	(3,430)	(2,832)	(21,507)	(12,649)	(255)	11,667	(29,006)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(41)	(245)	(158)	(11)	—	(2,784)
Adjusted operating income	1,427	99	931	440	(178)	—	2,719
Net income (loss) from equity affiliates and other items	491	29	201	137	(6)	—	852
Tax on net operating income	(559)	(33)	(271)	(144)	192	—	(815)
Adjusted net operating income	1,359	95	861	433	8	—	2,756
Net cost of net debt							(260)
Non-controlling interests							(22)
Adjusted net income - group share							2,474

2 nd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,448	77	401	258	21	—	4,205
Total divestments	132	23	20	182	3	—	360
Cash flow from operating activities (*)	2,836	(100)	1,967	251	(314)	—	4,640
(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information have been restated.
44

9) Reconciliation of the information by business segment with consolidated financial statements

(unaudited)

			Consolidated
1st half 2018			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	102,138	13	102,151
Excise taxes	(12,757)	—	(12,757)
Revenues from sales	89,381	13	89,394

Purchases net of inventory variation	(60,623)	578	(60,045)
Other operating expenses	(13,496)	(202)	(13,698)
Exploration costs	(362)	—	(362)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,905)	(446)	(6,351)
Other income	628	147	775
Other expense	(115)	(488)	(603)

Financial interest on debt	(849)	(19)	(868)
Financial income and expense from cash & cash equivalents	(95)	—	(95)
Cost of net debt	(944)	(19)	(963)

Other financial income	561	—	561
Other financial expense	(329)	—	(329)

Net income (loss) from equity affiliates	1,403	184	1,587

Income taxes	(3,590)	(93)	(3,683)
Consolidated net income	6,609	(326)	6,283
Group share	6,437	(80)	6,357
Non-controlling interests	172	(246)	(74)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1 st half 2017			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	81,125	(27)	81,098
Excise taxes	(10,523)	—	(10,523)
Revenues from sales	70,602	(27)	70,575

Purchases net of inventory variation	(46,929)	(456)	(47,385)
Other operating expenses	(11,984)	(288)	(12,272)
Exploration costs	(396)	—	(396)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,433)	(1,944)	(7,377)
Other income	314	2,581	2,895
Other expense	(116)	(281)	(397)

Financial interest on debt	(662)	(14)	(676)
Financial income and expense from cash & cash equivalents	(48)	—	(48)
Cost of net debt	(710)	(14)	(724)

Other financial income	513	—	513
Other financial expense	(319)	—	(319)

Net income (loss) from equity affiliates	1,169	(311)	858

Income taxes	(1,639)	474	(1,165)
Consolidated net income	5,072	(266)	4,806
Group share	5,032	(146)	4,886
Non-controlling interests	40	(120)	(80)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
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			Consolidated
2 nd quarter 2018			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	52,516	24	52,540
Excise taxes	(6,438)	—	(6,438)
Revenues from sales	46,078	24	46,102

Purchases net of inventory variation	(31,263)	664	(30,599)
Other operating expenses	(6,694)	(67)	(6,761)
Exploration costs	(158)	—	(158)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,011)	(424)	(3,435)
Other income	254	(2)	252
Other expense	(55)	(358)	(413)

Financial interest on debt	(469)	(9)	(478)
Financial income and expense from cash & cash equivalents	(54)	—	(54)
Cost of net debt	(523)	(9)	(532)

Other financial income	321	—	321
Other financial expense	(159)	—	(159)

Net income (loss) from equity affiliates	766	337	1,103

Income taxes	(1,911)	(176)	(2,087)
Consolidated net income	3,645	(11)	3,634
Group share	3,553	168	3,721
Non-controlling interests	92	(179)	(87)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
			Consolidated
2 nd quarter 2017			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	39,942	(27)	39,915
Excise taxes	(5,433)	—	(5,433)
Revenues from sales	34,509	(27)	34,482

Purchases net of inventory variation	(22,939)	(459)	(23,398)
Other operating expenses	(5,868)	(238)	(6,106)
Exploration costs	(199)	—	(199)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,784)	(14)	(2,798)
Other income	206	364	570
Other expense	(58)	(48)	(106)

Financial interest on debt	(338)	(7)	(345)
Financial income and expense from cash & cash equivalents	(37)	—	(37)
Cost of net debt	(375)	(7)	(382)

Other financial income	285	—	285
Other financial expense	(159)	—	(159)

Net income (loss) from equity affiliates	578	(268)	310

Income taxes	(700)	228	(472)
Consolidated net income	2,496	(469)	2,027
Group share	2,474	(437)	2,037
Non-controlling interests	22	(32)	(10)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
46

10) Post-closing and other events

Gas, Renewables & Power

•	On July 6, 2018, TOTAL announced the closing of the acquisition of a 73.04% interest in Direct Energie for an estimated amount of €1.4 billion and on the same day filed a mandatory tender offer for the shares in Direct Energie not yet held by TOTAL.

•	On July 13, 2018, TOTAL announced the closing of the acquisition of Engie’s portfolio of upstream liquefied natural gas (LNG) assets for an overall enterprise value of $1.5 billion.
47